2023 REPORT

Arqlite

Dear investors,

Stay hopeful and keep your fingers crossed; we're still actively pursuing the Cemex deal, and there's a strong likelihood of finalizing it in 2024. However, if this endeavor doesn't pan out, it marks our final push toward creating a better world to live in.--

We need your help!

Stay hopeful and keep your fingers crossed; we're still actively pursuing the Cemex deal, and there's a strong likelihood of finalizing it in 2024. However, if this endeavor doesn't pan out, it marks our final push toward creating a better world to live in.--

Sincerely,

Sebastian Sajoux

CEO

Christopher Graff

Director

Michael Libes

Managing Director

How did we do this year?

REPORT CARD

C-

☺ The Good

- The company was able to sell all its remaining inventory of 200+ tons of Smart Gravel
- By shutting down operations we managed to reduce the burn rate to $6k/mo necessary to store our equipment
- Cemex launched an eco-friendly concrete using Smart Gravel with great acceptance

☹ The Bad

- Shutting down our model facility in Santa Ana was a hard pill to swallow after all the work we've put into it
- Cemex's deal is taking way longer than expected due to the company's size and internal processes
- It's sad to see a unique solution for plastic pollution didn't find the market traction that needed to take off

2023 At a Glance

January 1 to December 31



$$$$

$643,241 +18%
Revenue



-$529,829
Net Loss



IOU!

$347,145 +103%
Short Term Debt



$0
Raised in 2023



$103,896
Cash on Hand
As of 02/27/24

INCOME | BALANCE | NARRATIVE



Revenues
Profit
US$544,452
-US$1,878,224
US$643,241
-US$529,829

2022 2023

Net Margin: -82% Gross Margin: 64% Return on Assets: -26% Earnings per Share: -$26.34 Revenue per Employee: $80,405

Cash to Assets: 3% Revenue to Receivables: 1,163 Debt Ratio: 172%

Arqlite_SPC_Financials_and_CPA_Audit_Report_2020_and_2021_Final.pdf

Arqlite_Financial_Statements_DEC_2022.xls.pdf

Consolidated_signed_GAAP_Wefunder_2023_report.pdf

We ❤️ Our 1,988 Investors

Thank You For Believing In Us

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Graham Walker
Gaston Viau
Matthew E Grable
Andrew Dombrowski
Rex Wardlaw
Bevan Phillipe
Edward Butler
Chad N Ava Vickrey
Jonathan Alle
John M Cameron
Kathryn A. Kopp
Linda Mullen
Nezamur Mollah
Matthew Detrick
Terri Luong
Sudhir SCHAR
Doug Loeb
Alice Liu
Gail M Braun
David Coppola
Donald McDaniel
Joshua Erdmann
W Kim Colich
Alberto Andres Miguel
Elizabeth Sawyer Gaylin
Sachin Vyas
Sara Rosalie Shoff
Fabio Pinto
Arnel Sitchon
Ted M. Young
Kevin Moore
Kaviraj Krsnadas
Benjamin L WATSON
Mariela Fimbres
Violet Shkreli
Maureen Zwier
Ellwood Hanrahan
Emily Burd
Nethraja Rajaratnam
John Miller
Cary Bush
Keshav Rao
Khris Persaud
Marco Liuzzo
James Cawse
Jan Duong
Michael Rubin
Eugene P Schmittgens Jr
Alan Eckhardt
Debora Resop
Ajit Panikulam
Evan Johnson
Michael N Calabro
Vicki Murphy
Doyle Michael Oubre
Robert Morrissette
Keith Bloomfield
Matthew Dixon
Michael T Kadie
John Niemann
Bill Chester Joswig
Ariel Berman
Carlos Bonilla Del Angel
Alejandro Estevez
Reinaldo Rosario
Donald Swank
Tyrone Johnson
Jason Ledene
Steven Tucker
Gerald E Majkowski
Erika Page
Brian Peters
David A Peiffer
Zsolt Szalkai
Akah Nnani Ezediaro
Michael Lebell
Geoffrey John Otypka
Norah Dombrowski
Robert Gene Renner
Paula Grant
John David Williams
Randall Gall
James Hayes
Benes Trus
Chukka Annadi
Ashish Anand
Scott Hunter
Andrew G. Roots
Kimberly Martin

Clifford J Sells
Cody Hays
Derichard McCoy
Sharon D Howell
Joseph Duarte
Lionel Auguste
Cristian Torres
Jay Patel
Melisa Hooper
Neeraj Hotchandani
Jerry Kenneth Lack
Tony Rivas
Shirish Punde
William Dela Cruz
Christopher Eggert
Liz Torres
James Bray
John Lee
Connie Chen
Susan Haddon
Ferrell Kent Watson
Joseph Cigliano
N Izar Jalanbo
Kalei Haller
Cipriana GONZALEZ
Cj Jackson
Mirza Suleymanov
Vikram L
Edward Carl Classen
Sabrina D Owens
Jeff Sanders
Ken Rudominer
Daniel Brooks
Tracy Jacobs
Levely Castelo
Josef Alan Sharp
Robert Mann
Karin Coyne
Alejandro Fernandez
Peter Drummond
Benjamin Foster
Karen Streeter
James Erwin
Marcus Myers
Ted Prosser
Austin Gallant
Philip Shepherd
Andrew Spears
Aaron K
Natalie Chu
Kellie Polenz
Robert Marema
Vincent Mach
Randel Thibodeaux
Jennifer Kelly
Ronald E Kessen
Federico Strider Sciortino
Prentice Moss
Scott ITTERSAGEN
Donoven DSouza
Antonio Gonzalez
Steven Gray
Stephen B. Reid
Ravishankar Vittoba
Matari Howard
Frédéric Lafon
Lekshmi K. Pisharody
Gaybra Raymond
Mark Marlin
Chad Keller
Michael C Shaul
Daniel Romandi
Kenneth Iha
Radha Parameshwarappa
James McLain
Emmett J. Ault
Joseph E. Boucher
Ghada Sakaan
Gary Toussaint
Diane Kestner

Keith Andrew
Jason Parker
Aryeh Rosenberg
Colin Lenahan
Harbhajan Singh
Betsy Eckols
Lester Warburton
Samuel Pray
Henry Rolands
Durganand Thatavarthy
Georg Ladj
Gabriella Draney Zielke
Daniel D'Elia
Gage Dyer
Robert L Cundiff
Robert Harrell
Maciej Pachnik
Faye Cannady
David Friedman
Sathyamangalam R...
Joshua Braceros
Ryan Pavlick
Suhas ROGIYE
Venkata Bonda
Richard Erny
Manuel Vogt
Jeffrey Allen Knowles
Shana M.
Roger Corkill
Michael Devoney
Martina Pedersen
Marc Bromley
Pravin Betala
April Ohms
Klaudia Kristina
Eric MORAT
Glenn Toth
Mariann Sullivan
Ayrton Bryan
Yvonne Monaghan
Nicola Onassis
Brian H Knapp
Margaret Shackell
Ignacio Rivero
Jackson Gallagher
David Cook
Brian Hogan
Marcus De Maria
Donavan Manahan
Brian McKnight
Daniel Hoyal
Timothy Logan
John Jansto
Michael Foldbjerg
Jonathan Grant
Dave Frederick
Thomas Romandi
Benjamin Brannen
Shivam Mundra
Amaoge Okoye
Gerald Muller
Nilyufar Nurmanova
Paul Hureau
Douglas Jessup
Joel Kuehl
Steve Coast
Elric Templin
Erik Tribelhorn
Carol Gilliard Mayo
Joseph T. McGrann
Keith Stoddard
William Hurley
Jarrod Joyce
Nicholas Andrew Borys
Eunice Gagne
Jake Yoon
Anne Santos
Michael Daurio
Stephen Higinbotham
William Pentler

Margaret Fallis
Gary Lee Zeigler
Ben Gordon
Jennifer Pickering
Les Walters
Jan Edwin Waanders
Mary Jo Hardy
Caleb Smith
Rajinder Sharma
Basheer Ahamed
Erica Davis
Chance Erwin
Avrohom Vegh
Bradley John Keller
Nicholas Pokora
Brad Dancer
Mark Widdicombe
David Foster
Joshua Green
Mark Moore
Lamont Brown
Faustina Iroha
Raman Sachidanand
Brian Hannah
Douglas Davis
Abiola Arogbo
Nathan Johnson
Kenna Van Keuren
Sheryl Leas
Tori Zimmerman
Srinivas Vengala
Bill Schneider
John Nelson
Corina Borsuk
Terrell Tyrone Taylor
David Park
Shane Loidolt
Jesse Spears
Rami Taha
George Braun
Barbara Coleman
David Witt
Valerie Vashio
Scott R Berndt
George McGinley
Nikhilesh Yadav
Ankur Patel
Michelle Dong
Eric Miller
Jakub Stancel
Celicia Brignac
Chaskel FRANKL
James William Kruse
Joseph Keller
Trish Kellogg
Wayne G. Petty
Thomas E Romandi
Ellen Smith-Faiella
Ethan So
Andrew Kaminski
Linda Butler
Dennis Daly
Wyndell Black
Courtney Norman
John Z
James Punishill
Stephanie Zalmer
Ammanda Oxendine
Renesito Lacre
Anne Blackstock-Bernstein
Anna Mafort Lacy
Roger Linkenhoker
Lee Weiner
Dylan Simonson
Shannon Hall
Sanjay Pinnock
Edanili Lacar
Mario Lino
Elizabeth Grafe
Benjamin Garcia

Peter Griffiths
Turgut Kumantas
James Wheeler
Crystal Templin
Joseph Ricci
Anthony Smith
Judy Fick
Enrique Neves Martin
Chandni Sharma
Jeannine Weinstein
Alastair Macleod
Heidi Rivera
William L Bateman
Roland Quintos
Cathal McConnell
Amanda VanRanst
Julie Straw
Jodi Hill
Gerald E Breuer
Allison Baudier
Sundeep Singh Ahuja
Tomoko Kodama
Harold Lynch
Iulius Mircea Serban
Volpatti Giovanni
Olesea Sasu
Daniel Erlanger
James Conner
Nadav Kempinski
Jon Hufford
Tom Brewer
Sonia Reid
Maasho Fisseha
Brian Schomisch
Theresa Kellerman
Erin Darke
Paul Cooper
Michael P Dardaris
Sheila Ryan
Theresa Danley
Mary Lee Dammann
Niklas Moe
Jill Ann Darling
Niranjan Bose
Richard McCloskey
Sean Grant
Adrianna Paz
Ronald GEORGE
William Coghlan
Kay Shafer
Debra Wiggins
Edward Lau
Jennifer Dunbar
Cedric Mitchell
Yvette Braswell
Vincent Sferrazza
Adam Romandi
Justin W Bogli
Jeffrey Allen
Megan D. Hunting
John Mechkowski
Kevin Kincaid
Susan Lynch Crow
Gardihewa Upali Fonseka
Swaroop Pendyala
Cameron Miskho
Bryan Edgington
Jamil Taylor
Mehmet DOKUMCU
Amin Hemani
Manjeet Brar
Carmelle Clark Knudsen
James Lisk
Andrew Gross
Nicholas O
Claudio Ghellinaza
Tania Banens
Flora Lorna Cabreros
Albert Magallon

Leslie W Winne
Craig Parr
Maria Aryee
Joseph Zappia
William Johnson, IV
Bob Flick
Frantz Jones
Ben Sobieck
Stephen Pawlowski
Chris Rose
Teddi Thompson
Joyce L. Attaway
Sheri Clonts
Elizabeth Sweeny
Rachael Nagle Olson
Alberto Guerrero
Neha Patel
Fred George
Jeremy Schaffer
Dale Spiess
John Zelenski
Gail Tyler
Melvin David Irving
Michael Seaton
Raj Kanda
Inigo Loperena
Chris C Christman
Prabu Manickam
David Osborn
Jaime Padilla
Patricia Daniel
Meenu Sood
Shaoping Zhang
Robert M
Daniel Blasi
Marko Dimitrijevic
Kirk Lively
Trent Miesner
Johnny Fernandez
Emily Harrelson
Laura McFarland-Taylor
Jeffrey McKay
Jeremiah Wiser
Ralph Parker
Matthew Pluim
Nithin James
Kathrine Austin
Vineet Gupta
Michael DeLamare
David Hanson
Janet A Mesen
Robert G Frykberg
Marsha Modery
Sylvie Parbus
Bret Cromer
Leonora L Uy
Darryl Smith
Mohammed Enany
Candis Mixon
Beth Seelbaugh
Eric Egana
Crystal Waller
John V Krewer
Rakesh Sharma
Kathy Rupert
Alyssa Miller
Timothy Lee
Steven McCraw
Willard Nephew
Surajsinh Gaikwad
Tenille Collard
Brent D. Staton, MD
Dave Jaimes
Ralph Lawrence
Harriet N Scott
Willie Cannon Jr
Rebecca Crawley
Colm D Foley
Joseph Houck

Marguerite Lutfy
Adrian Parker
Stephen O
James Leavenworth
Abhay Sampath
Frank Little
Parker Ray Smith
Jason Ingber
Michael J. Miller
David E Durant
John Platt
Suneeta Eisenberg
Zahed Hossain
Wayne Hosman
Erik Rintala
Eric Brandt
Thomas Poole
Natasha Lamoreux
Brian Topper
Matthew Monaco
Chris Gieckel
Andrew C. Warner
Hernaldo J Molina
Elaine Hathaway
Dragan Pozder
Mory Katz
Altonio Price
Maria L BECERRA
Adam Muzika
Debbie Wiggins
Fabio Friscia
Clayton Howard Smith
Mark Schoning
Mike Steranka
Jennifer Yoldi
Gratien YEHOUN
Brian Murphy
Mark H. Persson
Mario Kalac
William Peter Onofreychuk
Gita Borovsky
Anthony Santos
Jason Wang
Louise Littlefield
Gianfranco Tropi Somma
David Duffey
Deidre Lee
Thomas H Jamison
Deborah Fields
Albert Gaynor
Nathan Fleming
Mary Qin
Scooby Doo
Adam Donley
Scott Spradau
Aayush Chheda
Jefferson A
Terrance Brooms
Usha Hanif
Sylvain Mack
Lihua HUANG
Ashok Raj Rao
Lisa McCarthy
Andrew J Mohre Jr
Bethany Edwards
Eleanor Holley
Sander Den Hoedt
Rodrick Ellis Loud DDS
Fiorella Tineo
Ali Alparslan PINAR
J Jung
Ron Good
Max Bastow
Narayan Subramanian
Eric Roquemore
Salvatore Pepe
Ulrich Eilers
Brian Smolens
Hash Brown

Thank You!

From the Arqlite Team



Sebastian Sajoux

CEO

Born in Argentina, Sebastián holds degrees in marketing and environmental consulting. Businessman and entrepreneur with tireless dedication to developing...



Carlos Paviolo

Chief Development Officer

Born in Argentina and a US citizen, Carlos is a machine expert developing mechanical designs for precision custom...



Alonzo Renteria

Facility Manager

Expert in recycling technologies with several years of experience in a variety of industries. Since joining our team, he has been i...



Payton Rockwood

Marketing & Communications Analyst

A UCLA graduate with a passion for impactful problem solving, Payton is responsible for leading the company's marketing and...

Details

The Board of Directors

Director	Occupation	Joined
Sebastian Sajoux	CEO @ Arqlite SPC	2015
Juan Francisco Baez	Marketing Director @ Molinos	2017
Christopher Graff	Owner - Investor @ Brooktrout Ventures et al	2020
Michael Libes	Advisor @ Fledge LLC	2015

Officers

Officer	Title	Joined
Sebastian Sajoux	CEO	2015
Michael Libes	Advisor	2015

Voting Power

Holder	Securities Held	Voting Power
Sebastian Sajoux	8,469 148.66 Preferred / 8320 Common	41.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2015	$20,000	Common Stock	Section 4(a)(2)
05/2016	$200,000	Preferred Stock	Section 4(a)(2)
01/2019	$562,600		Section 4(a)(2)
02/2020	$125,000		Section 4(a)(2)
02/2020	$165,000		Section 4(a)(2)
02/2020	$125,000		Section 4(a)(2)
12/2020	$25,000		Section 4(a)(2)
12/2020	$2,277,187	Preferred Stock	Section 4(a)(2)
12/2020	$50,000		Section 4(a)(2)
02/2021	$115,000		Section 4(a)(2)
03/2021	$35,000		Section 4(a)(2)
03/2021	$100,000		Section 4(a)(2)
03/2021	$50,000		Section 4(a)(2)
03/2021	$50,000		Section 4(a)(2)
03/2021	$25,000		Section 4(a)(2)
03/2021	$75,000		Section 4(a)(2)
04/2021	$50,000		Section 4(a)(2)
01/2022	$1,068,144		4(a)(6)
02/2022	$60,000		Section 4(a)(2)
02/2022	$60,000		Section 4(a)(2)
04/2022	$40,000		Section 4(a)(2)
04/2022	$40,000		Section 4(a)(2)
04/2022	$100,000		Section 4(a)(2)
04/2022	$25,000		Section 4(a)(2)
07/2022	$829,087		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/01/2019	$562,600	4.0%	20.0%	$5,000,000	06/01/2020

Outstanding Debts

Lender	Issued	Amount	Outstanding	Interest	Maturity	Current?
Susan Graff	02/05/2020	$125,000	$124,462	10.0%	02/05/2025	Yes
Raquel Noemi Zagnoni	02/06/2020	$165,000	$172,776	10.0%	02/06/2025	Yes
Douglas Schrock	02/06/2020	$125,000	$143,980	10.0%	02/06/2025	Yes
Janine Firpo	12/08/2020	$25,000	$22,577	10.0%	12/08/2024	Yes
Jeremy Schaffer	12/29/2020	$50,000	$45,153	10.0%	12/29/2024	Yes
Chris Graff	02/24/2021	$115,000	$115,000	15.0%	12/31/2026	Yes
Monica Aufrecht	03/12/2021	$35,000	$35,000	15.0%	12/31/2026	Yes
Douglas Schrock	03/12/2021	$100,000	$100,000	15.0%	12/31/2026	Yes
Bruce Reed	03/13/2021	$50,000	$50,000	15.0%	12/31/2026	Yes
Richard Hetler Jr.	03/14/2021	$50,000	$50,000	15.0%	12/31/2026	Yes
Michael Libes	03/15/2021	$25,000	$25,000	15.0%	12/31/2026	Yes
Realize Impact - Luni Libes	03/22/2021	$75,000	$75,000	15.0%	12/31/2026	Yes
Michael Hunsberger	04/05/2021	$50,000	$50,000	15.0%	12/31/2026	Yes
Chris Graff	02/05/2022	$60,000	$61,174	10.0%	07/05/2022	Yes
Fledge Series LLC	02/24/2022	$60,000	$61,173	10.0%	07/05/2022	Yes
Chris Graff	04/05/2022	$40,000	$40,311	10.0%	07/05/2022	Yes
Fledge Series	04/05/2022	$40,000	$40,311	10.0%	07/05/2022	Yes
Adam Sweeney	04/22/2022	$100,000	$100,000	10.0%	06/22/2022	Yes
Equity Trust Company Custodian FBO Janine Firpo IRA	04/27/2022	$25,000	$25,000	10.0%	07/27/2022	Yes

Related Party Transactions

In 2016, 2017, and 2019, the Company entered into loans with a Company under common control by the CEO of the Company. The Company made loans to this related entity, Arqlite SRL, in the amounts of $50,000, $292,100, $300,000 and 22,628 for a total of $664,728 in loans with an interest rate of 5% on the first three loans and 4% on the fourth. The loans have maturity dates of (1) November 2020, February 2022, March 2021, and December 2023. These loans are not secured and no guarantees exist. The principal balance for these loans was $664,728 as of December 31, 2021, and 2020 and the accrued interest totaled $173,173 and $141,163 for each year, respectively.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000	13,387	Yes
Preferred Stock	9,500	6,730	Yes

Warrants: 0
Options: 0

Form C Risks:

If Arqlite doesn't secure an offer to meet its operational needs and fulfill its plans, the company might need to reduce expenses. The Company will raise more capital in the future to keep the growth pace and can't guarantee the terms of a future offering will be beneficial to previous investors.

Arqlite is an early-stage business, and any investment in the company must consider the risks, expenses, and difficulties of an early-stage company developing products and expanding into developed markets. This may include but is not limited to developing strategic partnerships, changing market conditions, attracting and retaining qualified personnel, and relying upon acceptance and growth in our target market.

We cannot predict the nature and scope of future legislation, regulations, and programs. While we anticipate that we and our products will comply with all applicable governmental rules at local, state, and federal levels, there still may be risks that such laws and regulations may change with respect to present or future operations.

The Company will use the offering proceeds in the ways management deems most effective towards the Company's goals. This means that although we have plans for the raised capital to focus on sales, marketing, and improving the operations, the Company will have the ultimate discretion to use the proceeds as it sees fit.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations and may be affected by other possible occurrences beyond our ability to control or even predict.

Michael Libes is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Arqlite has filled its patents and trademarks, but new players may enter the market and produce a competing product. We may face competition concerning our primary products that we seek to develop and commercialize continuously. We cannot guarantee that our products will achieve projected market acceptance and our ability to generate meaningful additional revenues from our products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In 2016, 2017, and 2019, the Company entered into loans with a Company under common control by the CEO of the Company. The Company made loans to this related entity, Arqlite SRL, in the amounts of $50,000, $292,100, $300,000 and 22,628 for a total of $664,728 in loans with an interest rate of 5% on the first three loans and 4% on the fourth. The loans have maturity dates of (1) November 2020, February 2022, March 2021, and December 2023. These loans are not secured and no guarantees exist. The principal balance for these loans was $664,728 as of December 31, 2021, and 2020 and the accrued interest totaled $173,173 and $141,163 for each year, respectively.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The

Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $18,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Arqlite SPC

Washington Corporation
Organized May 2015
8 employees
2111 S Anne Street

Santa Ana CA 92704 http://www.arqlite.com

Business Description

Refer to the Arqlite profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Arqlite is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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